EXHIBIT 12.10

CSG Systems International, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except ratio)

Six Months Ended June 30, 2007 (unaudited)
Income from continuing operations before income taxes	$48,679
Fixed Charges:
Interest on long-term and short-term debt including amortization of debt expense	3,681
Interest element of rentals	1,580

Total fixed charges	5,261

Earnings before income taxes and fixed charges	$53,940

Ratio of earnings to fixed charges	10.25